SECOND AMENDMENT TO
THIRD AMENDED AND RESTATED CREDIT AGREEMENT

This SECOND AMENDMENT TO THIRD AMENDED AND RESTATED CREDIT AGREEMENT (this *"Amendment"*) is dated as of March 27, 2012, among Student Transportation of America, Inc., a Delaware corporation (the *"Borrower"*), Student Transportation of Canada Inc., an Ontario Corporation (*"STC"*), Parkview Transit Inc. (*"Parkview"* and together with STC individually, a *"Canadian Borrower"* and collectively, the *"Canadian Borrowers"*), the Guarantors party hereto, the financial institutions listed on the signature pages hereof as Lenders and BMO Harris Bank N.A. (f/k/a Harris N.A.), as administrative agent (in such capacity, the *"Administrative Agent"*).

PRELIMINARY STATEMENTS

A. The Borrower, the Canadian Borrowers, Student Transportation of America Holdings, Inc., the guarantors party thereto (the *"Guarantors"*), the financial institutions party thereto as Lenders and the Administrative Agent have heretofore entered into that certain Third Amended and Restated Credit Agreement, dated as of February 4, 2011 (as heretofore amended or otherwise modified, the *"Credit Agreement"*); and

B. The Borrower and Canadian Borrowers have asked the Lenders and the Administrative Agent to amend the definitions of *"EBITDA"* and *"GAAP"* and make certain other modifications to the Credit Agreement as set forth herein, and the Lenders and the Administrative Agent are willing to do so on the terms and conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises set forth above, the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1. *Use of Defined Terms.* Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in the Credit Agreement shall have such meanings when used in this Amendment.

ARTICLE II
AMENDMENTS

Section 2.1. The definitions of *"EBITDA"* and *"GAAP"* set forth in Section 5.1 of the Credit Agreement are hereby amended and restated in their entirety to read as follows:

> *"EBITDA"* means, with reference to any period, Net Income for such period *plus* the sum of all amounts deducted in arriving at

such Net Income amount in respect of (a) Interest Expense for such period, (b) foreign, federal, state and local income taxes (whether paid or deferred) for such period, (c) depreciation and amortization for such period, (d) the aggregate amount of write-offs of expenses arising in connection with prior issuances of debt or equity, (e) non-cash losses in an amount acceptable to the Administrative Agent resulting from impairment charges arising from the application of FASB ASC Topic 350 or 360, (f) non-cash expenses relating to the periodic valuation of the preferred and common stock of STA Holdings, (g) non-cash charges reflecting the minority interest represented by the Class B and C common stock of STA Holdings, (h) non-cash charges reflecting the mark-to-market of hedging transactions, (i) solely to the extent such costs and expense would be capitalized under Canadian GAAP, transaction costs and expenses incurred during such period in connection with proposed Permitted Acquisitions (whether consummated or not), and (j) non-cash charges reflecting the mark-to-market of contingent purchase price consideration related to Permitted Acquisitions, *less* any extraordinary gains for such period and non-cash gains relating to the periodic valuation of the preferred and common stock of STA Holdings, or the mark-to-market of hedging transactions, or the mark-to-market of the contingent purchase price consideration related to Permitted Acquisitions.

"GAAP" means generally accepted accounting principles in effect in the United States of America, which are applicable to the circumstances as of the date of determination.

Section 2.2. The following definition of *"Canadian GAAP"* is added to Section 5.1 of the Credit Agreement in its appropriate alphabetical location:

"Canadian GAAP" means generally accepted accounting principles set forth from time to time in the opinions and pronouncements of the Canadian Institute of Chartered Accountants (or agencies with similar functions of comparable stature and authority within the Canadian accounting profession), which are applicable to the circumstances as of the earlier of the date of determination or June 30, 2011.

Section 2.3. Section 6.5 of the Credit Agreement is hereby amended by deleting the phrase "*GAAP*" appearing therein and inserting in its place the phrase "*Canadian GAAP*."

Section 2.4. Schedule I to Exhibit E is hereby amended in its entirety and as so amended shall be as set forth on Schedule I hereto.

Section 2.5. The Lenders hereby authorize the Administrative Agent to enter into the Second Amendment to Intercreditor and Custodial Agreement in the form distributed by the Administrative Agent.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.1. *Credit Agreement Representations.* In order to induce the Lenders and the Administrative Agent to enter into this Amendment, the Borrower, each Canadian Borrower and STA Holdings hereby reaffirms, as of the date hereof, its representations and warranties contained in Section 6 of the Credit Agreement and additionally represents and warrants to the Administrative Agent and each Lender as set forth in this Article III.

Section 3.2. *Due Authorization, Non-Contravention, etc.* The execution, delivery and performance by the Borrower, each Canadian Borrower, STA Holdings and each other Guarantor of this Amendment are within the Borrower's, each Canadian Borrower's, STA Holdings' and each other Guarantor's powers, have been duly authorized by all necessary corporate or limited liability company action, as applicable, and do not:

(a) contravene the Borrower's, either Canadian Borrower's, STA Holdings' or any other Guarantor's constituent documents;

(b) contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting the Borrower, either Canadian Borrower, STA Holdings or any other Guarantor; or

(c) result in, or require the creation or imposition of, any Lien on any of the Borrower's, either Canadian Borrower's, STA Holdings' or any other Guarantor's properties.

Section 3.3. *Government Approval, Regulation, etc.* No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or other Person is required for the due execution, delivery or performance by the Borrower, either Canadian Borrower, STA Holdings or any other Guarantor of this Amendment.

Section 3.4. *Validity, etc.* This Amendment constitutes the legal, valid and binding obligation of the Borrower, each Canadian Borrower, STA Holdings and each other Guarantor enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

ARTICLE IV
CONDITIONS PRECEDENT

Section 4.1. Effectiveness. The effectiveness of this Amendment is subject to the following:

(i) Execution and delivery of this Amendment by the Borrower, the Canadian Borrowers, the Guarantors, the Administrative Agent and the Required Lenders;

(ii) The Administrative Agent shall have received a fully-executed amendment to the Note Purchase Agreement dated as of the date hereof, in form and substance satisfactory to the Administrative Agent; and

(iii) The Borrower shall have paid to the Administrative Agent for the benefit of the Lenders all fees agreed to between the Borrower and the Administrative Agent in a fee letter dated as of March 5, 2012.

ARTICLE V
MISCELLANEOUS PROVISIONS

Section 5.1. Ratification of and References to the Credit Agreement. Except for the amendments expressly set forth above, the Credit Agreement and each other Loan Document is hereby ratified, approved and confirmed in each and every respect. The Borrower, the Canadian Borrower, and each Guarantor hereby acknowledges and agrees that (i) the Liens created and provided for by the Collateral Documents continue to secure, among other things, the Obligations arising under the Credit Agreement as amended hereby and (ii) and the Collateral Documents and the rights and remedies of the Administrative Agent thereunder, the obligations of the Borrower, the Canadian Borrower and each Guarantor thereunder, and the Liens created and provided for thereunder, remain in full force and effect and shall not be affected, impaired or discharged hereby. Nothing herein contained shall in any manner affect or impair the priority of the Liens and security interests created and provided for by the Collateral Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amendment. Reference to this specific Amendment need not be made in the Credit Agreement, the Note(s), or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Credit Agreement, any reference in any of such items to the Credit Agreement being sufficient to refer to the Credit Agreement as amended hereby.

Section 5.2. Headings. The various headings of this Amendment are for convenience of reference only, are not part of this Amendment and shall not affect the construction of, or be taken into consideration in interpreting, this Amendment.

Section 5.3. Execution in Counterparts. This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single agreement.

Section 5.4. No Other Amendments. Except for the amendments expressly set forth above, the text of the Credit Agreement and the other Loan Documents shall remain unchanged and in full force and effect, and the Lenders and the Administrative Agent expressly reserve the right to require strict compliance with the terms of the Credit Agreement and the other Loan Documents.

Section 5.5. Costs and Expenses. The Borrower agrees to pay on demand all costs and expenses of or incurred by the Administrative Agent in connection with the negotiation, preparation, execution and delivery of this Amendment, including the fees and expenses of counsel for the Administrative Agent.

Section 5.6. Governing Law. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

[SIGNATURE PAGES TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers as of the day and year first above written.

STUDENT TRANSPORTATION OF AMERICA, INC.,
as Borrower and Guarantor

By [signature]
Name PATRICK J. WALKER
Title CFO

STUDENT TRANSPORTATION OF CANADA INC., as
Canadian Borrower

By [signature]
Name PATRICK J. WALKER
Title CFO

PARKVIEW TRANSIT INC., as Canadian Borrower

By [signature]
Name PATRICK J. WALKER
Title CFO

"*GUARANTORS*"

STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC.
STUDENT TRANSPORTATION OF AMERICA ULC
SANTA BARBARA TRANSPORTATION CORPORATION
STA OF CONNECTICUT, INC.
GOFFSTOWN TRUCK CENTER, INC.
RICK BUS COMPANY, as Guarantor
STA OF PENNSYLVANIA, INC.
KRISE BUS SERVICE, INC.
STUDENT TRANSPORTATION OF VERMONT, INC.
STA OF NEW YORK, INC.
LEDGEMERE TRANSPORTATION, INC.
POSITIVE CONNECTIONS, INC.
ALTOONA STUDENT TRANSPORTATION, INC.
MID-CITY TRANSIT CORPORATION
MIDDLETOWN TRANSIT CORP.
STUDENT TRANSPORTATION OF FLORIDA, INC.
JORDAN TRANSPORTATION, INC.
JORDAN BUS SERVICE, INC.
GRAND ISLAND TRANSIT CORPORATION
RIDGE ROAD EXPRESS, INC.
SCHOLASTIC TRANSPORTATION MANAGEMENT SERVICES, INC.
DAIRYLAND-HAMILTON, INC.
LAKELAND AREA BUS SERVICE, INC.
LAKESIDE BUSES OF WISCONSIN, INC.
DAIRYLAND BUSES, INC.
A&B BUS CO.
SCHOOL TRANSPORTATION SERVICES LLC

By [signature]
Name PATRICK J. WALKER
Title CFO

BMO HARRIS BANK N.A., as L/C Issuer and as Administrative Agent

By [signature]

Name William Thomson

Title Sr. Vice President

BMO HARRIS FINANCING, INC., as a U.S. Lender

By /s/ William Thomson

Name William Thomson

Title Sr. Vice President

CIBC INC., as a U.S. Lender

By ______________________________
Name: Dominic J. Sorresso
Title: Executive Director

By ______________________________
Name: Eoin Roche
Title: Executive Director

BANK OF MONTREAL, as a Canadian Lender and Canadian L/C Issuer

By ______________________________
Name Sean P. Gallaway
Title Vice President

CANADIAN IMPERIAL BANK OF COMMERCE, as a Canadian Lender

By ______________________

Name Kevin Charko Steve Nishimura

Title Director Managing Director

SCOTIABANC INC., as a U.S. Lender

By [signature]

Name J.F. Todd

Title Managing Director

THE BANK OF NOVA SCOTIA, as a Canadian Lender

By ______________________________

Name Paula J. Czach

Title Managing Director

RAYMOND JAMES BANK, N.A, FKA,
RAYMOND JAMES BANK, FSB, as a U.S. Lender

By ______________________

Name Kathy Bennett

Title Vive President

SIEMENS FINANCIAL SERVICES, INC.

By ______________________________
Name Anthony Casciano
Title SVP

By ______________________________
Name Maria Levy
Title VP

SCHEDULE I
TO COMPLIANCE CERTIFICATE

____

COMPLIANCE CALCULATIONS
FOR THIRD AMENDED AND RESTATED CREDIT AGREEMENT
DATED AS OF FEBRUARY 4, 2011

CALCULATIONS AS OF ______________, ________

A. <u>Interest Coverage Ratio (Section 8.24)</u>

	1.	Adjusted EBITDA Amount from Line B13		$__________
	2.	Cash Interest Expense		$__________
	3.	Ratio of Line A1 to Line A2		____: 1.0
	4.	The Borrower is in compliance (circle yes or no)		yes/no

B. <u>Total Leverage Ratio (Section 8.25)</u>

	1.	Total Funded Debt		$__________
		U.S. Senior Debt	__________	
		Canadian Senior Debt	__________	
		Subordinated Debt	__________	
		Seller Debt	__________	
		Guarantees	__________	
		Other Debt	__________	
	2.	Net Income for past 12 months		$__________
	3.	Interest Expense for past 12 months		$__________
		Interest on Senior Debt	__________	
		Cash Interest on Subordinated Debt	__________	
		PIK Interest on Subordinated Debt	__________	
		Other Interest	__________	
	4.	Income taxes for past 12 months		$__________
	5.	Depreciation and Amortization Expense for past 12 months		$__________
	6.	Write-off of expenses per definition of EBITDA		$__________
	7.	EBITDA from permitted Acquisitions adjusted for savings per schedule attached		$__________

8.	Projected EBITDA from new Bid Contracts per schedule attached	$__________
9.	Non-cash expense relating to STA Holdings Equity Incentive Plan (*minus* the amount paid in cash to the extent not deducted from Net Income)	$__________
10.	Non-cash charges reflecting the mark-to-market of contingent purchase price consideration related to Permitted Acquisitions	$__________
11.	EBITDA from Terminated Contracts per schedule attached	$__________
12.	Extraordinary gains resulting from the periodic valuation of equities, mark-to-market of hedging transactions and mark-to-market of the contingent purchase price consideration related to Permitted Acquisitions	$__________
13.	Sum of Lines B2, B3, B4, B5, B6, B7, B8, B9 and B10 *minus* Lines B11 and B12 (*"Adjusted EBITDA"*)	$__________
14.	Ratio of Line B1 to B13	____: 1.0
15.	Line B14 ratio must not exceed	____: 1.0
16.	The Borrower is in compliance (circle yes or no)	yes/no

C. Senior Leverage Ratio (Section 8.26)

1.	Total Funded Debt	$__________
2.	Subordinated Debt	$__________
3.	Line C1 *minus* C2 (Total Senior Funded Debt)	$__________
4.	Adjusted EBITDA Amount from Line B13	$__________
5.	Ratio of Line C3 to C4	____: 1.0
6.	Line C5 ratio must not exceed	____: 1.0
7.	The Borrower is in compliance (circle yes or no)	yes/no

D. Capital Expenditures (Section 8.27)

1.	Rolling 12-month Capital Expenditures	$__________
2.	Permitted Acquisition and new Bid Contract Cap Ex	$__________
3.	Net Proceeds from Equipment Sales	$__________
4.	Cap Ex funded with issuance of Equity	$__________
5.	D1 *minus* D2 *minus* D3 *minus* D4	$__________
6.	Maximum permitted amount	$__________

7. The Borrower is in compliance (circle yes or no) yes/no

E. Permitted Acquisitions (U.S.)
for year to date identified and described on attachment $__________

Date	Amount
______________	____________
______________	____________
______________	____________

F. Permitted Acquisitions (Canadian)
for year to date identified and described on attachment $__________

Date	Amount
______________	____________
______________	____________
______________	____________

G. Permitted U.S. Bid Contracts
for year to date per attachment $__________

Date	Amount
______________	____________
______________	____________
______________	____________

H. Permitted Canadian Bid Contracts
for year to date per attachment $__________

Date	Amount
______________	____________
______________	____________
______________	____________

I. Indebtedness (Section 8.7(g))

1. Purchase money indebtedness $__________

2.	Capitalized Lease Obligations	$__________
3.	Unsecured Indebtedness for Borrowed Money (not otherwise permitted)	$__________
4.	Sum of Lines I1, I2, and I3 (not to exceed $10,000,000)	$__________
5.	The Borrower is in compliance (circle yes or no)	yes/no